


SE( 05040371 (ISSION

VF 3-25-05

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37112 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4854 154th Place N.E.
(No. and Street)

Redmond (City) Washington (State) 98052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LeeAnna Glessing (425)376-6302
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 04 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

SEC MAIL RECEIVED MAR 01 2005

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Joanne M. Salisbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/Controller/
Treasurer/Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
Symetra Investment Services, Inc. (formerly Safeco Investment Services, Inc.)

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (formerly Safeco Investment Services, Inc.) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Investment Services, Inc. (formerly Safeco Investment Services, Inc.) (a wholly owned subsidiary of Symetra Financial Corporation) at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 4, 2005

Ernst + Young LLP

# Symetra Investment Services, Inc.
# (formerly Safeco Investment Services, Inc.)
# (A wholly owned subsidiary of Symetra Financial Corporation)

## Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 2,527,158 |
| Cash segregated for the exclusive benefit of customers | 34,804 |
| Investments owned, at market value | 5,125,037 |
| Accrued interest income | 107,181 |
| Concessions receivable: | |
| Variable annuity products – Affiliates | 126,896 |
| Mutual funds: | |
| Affiliates | 17,669 |
| Non-affiliates | 318,920 |
| Prepaid regulatory fees and deposits at regulatory agency | 174,275 |
| Other prepaid expenses | 54,516 |
| Notes receivable | 41,862 |
| Receivable from non-affiliated funds | 2,195,282 |
| Total assets | $10,723,600 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Commissions payable: | |
| Variable annuity products – Affiliates | $ 113,661 |
| Mutual funds: | |
| Affiliates | 16,581 |
| Non-affiliates | 317,042 |
| Accounts payable: | |
| Customers | 2,201,445 |
| Affiliates | 443,445 |
| Other | 15,094 |
| Unearned revenue | 74,000 |
| Payable to Parent for income taxes | 46,108 |
| Deferred income tax | 15,287 |
| Total liabilities | 3,242,663 |
| | |
| Commitments and Contingencies (*Note 10*) | |
| | |
| Stockholder's equity: | |
| Common stock, $.10 par value: | |
| Authorized shares – 50,000,000 | |
| Issued and outstanding shares – 50,000 | 5,000 |
| Additional paid-in capital | 7,636,300 |
| Accumulated deficit | (160,363) |
| Total stockholder's equity | 7,480,937 |
| Total liabilities and stockholder's equity | $10,723,600 |

*See accompanying notes.*

Symetra Investment Services, Inc.
(formerly Safeco Investment Services, Inc.)
(A wholly owned subsidiary of Symetra Financial Corporation)

Notes to Financial Statements

December 31, 2004

**1. Organization and Nature of Business**

Symetra Investment Services, Inc. (formerly Safeco Investment Services, Inc.) (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Parent, through its investor group led by White Mountains Insurance Group, LTD and Berkshire Hathaway, Inc., entered into a definitive agreement (Stock Purchase Agreement or SPA) with Safeco Corporation (the Former Parent), dated March 15, 2004, to purchase Safeco's Life and Investment companies, including the Company, from the Former Parent. The sale was completed effective August 2, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and non-affiliated companies. The Company also acts as the distributor of a mutual fund bundled program managed by Symetra Life Insurance Company (Symetra Life).

Symetra Securities, Inc. (SSI), Symetra Life, Symetra Asset Management Company (SAM), and Symetra Services Corporation (SSC) are all wholly owned subsidiaries of the Parent and are referred to herein as the Affiliates.

The issuance and management of securities by SSI and Symetra Life could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

**2. Significant Accounting Policies**

**Basis of Presentation**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## 2. Significant Accounting Policies (continued)

### Purchase Accounting

On August 2, 2004, the Parent purchased Safeco's Life and Investments division, including the Company, from the Former Parent. The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. Under the purchase method of accounting, the purchase price is allocated to the estimated fair value of the tangible and identifiable assets acquired less liabilities assumed at the date of acquisition.

In conjunction with the purchase accounting adjustments, on August 2, 2004 the effects of purchase accounting were pushed down to the Company. The allocated cost of investments owned was based on their market value at the date of acquisition and the accumulated deficit balance of $2,858,700 was reclassified to additional paid-in capital. The Company recorded a premium of $64,157 on investments owned, which is being amortized over the remaining life of the assets.

### Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less. Cash equivalents include short-term investments held with affiliates of $1,821,984 at December 31, 2004.

### Concessions, Commissions, and Asset-Based Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as affiliated and non-affiliated mutual fund products. Asset-based fee income is recognized on the WELL Program quarterly based on the calendar quarter-end asset value.

### Interest Revenue and Amortization Expense

Interest revenue is earned from underlying investments owned and is accounted for on an accrual basis. Premium on investments owned is amortized over the life of the bond using the effective interest rate method and reflected in the statement of operations as an offset to interest revenue.

**2. Significant Accounting Policies (continued)**

**Investments Owned**

Investments owned include U.S. government agency bonds carried in the accompanying statement of financial condition at market value, as determined by a pricing service, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities in determining value. Unrealized gains and losses on investments owned are recognized currently in the statement of operations. The amortized cost of these investments is $5,145,868 at December 31, 2004.

**Income Taxes**

As a result of the change in ownership, the Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities for the period from August 2, 2004 through December 31, 2004. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The Company will receive current credit for net losses, as such losses offset taxable income of other members of the non-life insurance consolidated group. The provision for federal income taxes is based on amounts determined to be payable/recoverable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Prior to August 2, 2004, the Company was included in the Former Parent's consolidated federal income tax return with non-life and life insurance entities. A tax allocation agreement was in place between the Company and the Former Parent. The allocation was based upon separate return calculations with the Company receiving current credit for net losses, as such losses offset taxable income of members of the consolidated group. Intercompany tax balances were settled quarterly.

Deferred income taxes are provided for temporary differences between items of income and expense recognized for financial reporting purposes and those recognized for income tax purposes. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The principal difference between the federal statutory tax rate and the Company's effective tax rate results from non-taxable meals and entertainment expenses.

**3. Cash Segregated for the Exclusive Benefit of Customers**

As of December 31, 2004, cash of $34,804 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

**4. Notes Receivable**

Notes receivable include three promissory notes issued to registered representatives, of which $41,862 is outstanding at December 31, 2004. The promissory notes have maturity dates of three years from issuance and are forgiven provided the registered representative reaches the minimum production levels as outlined in the respective promissory note agreement. Each promissory note is secured by any and all income owed to each individual by the Company or any of the income owned by the Company's affiliates. In the event that the minimum production levels are not adequate to forgive the note by the maturity date, the remaining note balance is due in cash. The Company writes down notes receivable that are deemed to be impaired.

**5. Payable to Customers**

Accounts payable to customers include amounts due on customer redemptions of mutual fund shares. Cash to be used to pay customers is segregated in the special account for the exclusive benefit of customers.

**6. Receivable from Non-Affiliated Mutual Funds**

Receivable from non-affiliated mutual funds represents mutual fund share redemptions requested by customers. Cash received for redemption requests is segregated in the special account for the exclusive benefit of customers.

**7. Related-Party Transactions**

*Life-Bundled Products*

The Company acts as the broker-dealer distributor for certain Symetra Life bundled products for which concession income, in the amount of 5.75% of sales, is recorded by the Company. The Company pays selling broker-dealers commissions of 4.75% of sales. The difference between the concession income and commissions of 1% is remitted to Symetra Life, in its capacity as the product-servicing agent. Such remittances due to Symetra Life amounted to $177,840 in 2004 and are reflected as other administrative expenses in the accompanying statement of operations.

**7. Related-Party Transactions (continued)**

To compensate the Company for providing the sales recording and remittance services, Symetra Life paid the Company $21,000 during 2004, which is reflected as an offset to other administrative expenses in the accompanying statement of operations. At December 31, 2004, $11,473 was payable to Symetra Life and was included in accounts payable to Affiliates.

*Accounting Services*

SAM employees also perform certain accounting services for the Company, for which the Company is charged a fee. The Company incurred expense of $64,000 during 2004, of which $4,554 was payable at December 31, 2004 and was included in accounts payable to Affiliates.

*Expense Allocations and Other Disbursements*

The Former Parent, the Parent, and Symetra Life also allocated $638,182 to the Company in 2004 for certain administrative expenses incurred on behalf of the Company. Of that amount, $152,136 was allocated to the Company from the Parent and Symetra Life for the period from August 2, 2004 through December 31, 2004. In addition, the Parent, Symetra Life, and SSC made certain other disbursements from their own cash accounts, including personnel-related disbursements, on behalf of the Company. Amounts payable under the expense allocation and other disbursement arrangements were $436,530 at December 31, 2004, and were included in accounts payable to Affiliates.

**8. Income Taxes**

During the year ended December 31, 2004, the Company was allocated an income tax benefit of $364,691. The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

| | **Year Ended December 31, 2004** |
|---|---|
| Current tax benefit | $(388,294) |
| Deferred tax expense | 23,603 |
| Income tax benefit | $(364,691) |

**8. Income Taxes (continued)**

At December 31, 2004, the deferred tax liability relates to temporary differences in the accounting treatment of unrealized gains on investments owned for financial reporting and income tax purposes.

**9. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $6,197,266, which was $5,982,107 in excess of its required net capital of $215,159. The ratio of aggregate indebtedness to net capital was 52.08%.

**10. Commitments and Contingencies**

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.